December 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1
File No. 333-284006
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 23, 2024, in which we, acting as the representative of the several underwriters, joined WORK Medical Technology Group LTD’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:30 p.m., Eastern Time, December 27, 2024. WORK Medical Technology Group LTD is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page to Follow]

Very truly yours,

UNIVEST SECURITIES, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Edric Guo
	Name:	Edric Guo
	Title:	Chief Executive Officer

[Signature Page to Underwriters’ Withdrawal Request]